UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549                  SEC FILE NUMBER
                                                      0000897893
                   FORM 12b-25                        ____________
                                                      CUSIP NUMBER
           NOTIFICATION OF LATE FILING                ____________


(Check    One): |_| Form 10-K |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
                |_| Form 10-D |_| Form N-SAR |_| Form N-CSR
                For Period Ended: July 31, 2008
                |_| Transition Report on Form 10-K
                |_| Transition Report on Form 20-F
                |_| Transition Report on Form 11-K
                |_| Transition Report on Form 10-Q
                |_| Transition Report on Form N-SAR

                For the Transition Period Ended:
                ______________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


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                        PART I -- REGISTRANT INFORMATION


                          Peerless Systems Corporation
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                             Full Name of Registrant


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                            Former Name if Applicable


                              2381 Rosecrans Avenue
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            Address of Principal Executive Office (Street and Number)

                  El Segundo, California 90245[GRAPHIC OMITTED]
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                            City, State and Zip Code

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                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|    (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Peerless Systems Corporation (the "Company") was unable to furnish the certifications of the Company's principal executive officer for the Company's Quarterly Report on form 10-Q for the period ended July 31, 2008 on or before the September 15, 2008 prescribed due date. The Company intends to file the form 10-Q as promptly as practicable, and expects that such filing will be made by the September 22, 2008 extended deadline.




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                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      William Neil              310                    536-0908
      ------------          -----------           ------------------
        (Name)              (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). |X| Yes |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 30, 2008, the Company consummated the transactions (collectively, the "Transactions") contemplated by that certain Asset Purchase Agreement, dated as of January 9, 2008, between Kyocera Mita Corporation ("KMC") and the Company, pursuant to which the Company sold substantially all of its intellectual property to KMC (the "IP"), transferred to KMC thirty eight (38) of its employees, licensed the IP back from KMC on a nonexclusive, worldwide, perpetual and royalty free basis subject to certain restrictions, agreed to sublease office space to a subsidiary of KMC and terminated substantially all of its existing agreements with KMC.

As a result of the Transactions, and certain other factors, the Company's results of operations for the period ended July 31, 2008 were significantly changed from the corresponding period ended July 31, 2007. The Company's net income in the first six months of fiscal year 2009 was $15.0 million, or $0.84 per basic share and $0.81 per diluted share, compared to a net income of $0.4 million, or $0.02 per basic share and $0.02 per diluted share, in the first six months of fiscal year 2008.


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                          Peerless Systems Corporation
          ------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date: September 16, 2008                           By:  /s/ William Neil
                                                        ------------------------
                                                        Chief Financial Officer